Exhibit 99.2

155 Wellington Street West Toronto, ON M5V 3J7 Canada dwpv.com

May 14, 2024

BY EDGAR

New Gold Inc.

We refer to the prospectus supplement dated May 13, 2024 (the “Prospectus Supplement”) to the short form base shelf prospectus of New Gold Inc. dated May 13, 2024, forming part of the Registration Statement on Form F-10 (Registration No. 333-279369) filed by New Gold Inc. with the U.S. Securities and Exchange Commission.

We hereby consent to the use of our firm name on the inside cover page of the Prospectus Supplement and under the heading “Legal Matters” in the Prospectus Supplement and consent to the use of our firm name and the reference to our legal opinions under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement, which legal opinions are provided as of the date of the Prospectus Supplement.

In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Davies Ward Phillips & Vineberg LLP

Davies Ward Phillips & Vineberg LLP